SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________________________

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-7283

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

REGAL-BELOIT CORPORATION PERSONAL SAVINGS PLAN

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGAL-BELOIT CORPORATION
200 STATE STREET
BELOIT, WI 53511

REQUIRED INFORMATION

Regal-Beloit Corporation Personal Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, statements and schedules of the Plan for the two fiscal years ended December 31, 1999 and 2000, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGAL-BELOIT CORPORATION PERSONAL SAVINGS PLAN

By: Regal-Beloit Corporation Savings and Protection Plan Administrative Committee

/S/ Kenneth F. Kaplan _________________________	June 28, 2001
Kenneth F. Kaplan

/S/ Fritz Hollenbach _________________________	June 28, 2001
Fritz Hollenbach

Appendix 1

Regal-Beloit Corporation
Personal Savings Plan

Financial Statements as of December 31, 2000 and 1999
Together with Report of Independent Public Accountants

Regal-Beloit Corporation
Personal Savings Plan

Financial Statements
December 31, 2000 and 1999

Table of Contents

Report of Independent Public Accountants

Financial Statements

Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2000 and 1999

 Notes to Financial Statements

Supplemental Schedule Supporting Financial Statements

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

Report of Independent Public Accountants

To the Plan Administrator of the
Regal-Beloit Corporation Personal Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Regal-Beloit Corporation Personal Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Regal-Beloit Corporation Personal Savings Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ ARTHUR ANDERSEN LLP
___________________________
ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
May 4, 2001

Regal-Beloit Corporation
Personal Savings Plan

Statements of Net Assets Available for Plan Benefits
As of December 31, 2000 and 1999

Assets	2000	1999

Investments, at Fair Value:
Mutual Funds	$19,134,128	$17,538,754
Investment in Master Trust	5,349,084	6,230,849
Participant Loans	997,634	1,033,893

Total Investments	25,480,846	24,803,496

Receivables:
Participants' Contributions	70,555	47,695
Employer Contributions	10,806	7,676
Accrued Interest and Dividends	30,532	29,422
	111,893	84,793

Total Assets	25,592,739	24,888,289

Liabilities

Due to Brokers	75	32,554

Accrued Administrative Fees	3,100	3,100

Total Liabilities	3,175	35,654

Net Assets Available for Plan Benefits	$25,589,564	$24,852,635

The accompanying notes to financial statements are an integral part of these statements.

Regal-Beloit Corporation
Personal Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 2000 and 1999

	2000	1999

Additions to Net Assets Attributed to:
Employer Contributions	$10,806	$7,676
Participant Contributions	2,272,537	2,188,484
Participant Rollovers	8,061	99,796
Investment Income-
Interest and Dividends	552,713	510,106
Net (Depreciation) Appreciation in Fair
Value of Investments	(657,380)	1,797,391

Total Additions	2,186,737	4,603,453

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	1,419,774	1,678,313
Administrative Fees
	30,034	74,552

Total Deductions	1,449,808	1,752,865

Net Increase	736,929	2,850,588

Net Assets Available for Plan Benefits:
Beginning of Year	24,852,635	22,002,047

End of Year	$25,589,564	$24,852,635

The accompanying notes to financial statements are an integral part of these statements.

Regal-Beloit Corporation
Personal Savings Plan

Notes to Financial Statements
December 31, 2000 and 1999

(1)   Description of the Plan-

The following description of the Regal-Beloit Corporation Personal Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

General-

The Plan is a defined contribution plan which allows eligible employees to defer compensation as permitted under Section 401(k) of the Internal Revenue Code (the "IRC"). The Plan covers substantially all employees of Regal-Beloit Corporation (the "Company") with at least six months of service with the Company and who are not covered under separate plans. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions-

Eligible employees can contribute an amount up to 15% of compensation as defined by the Plan, subject to certain limitations under the IRC. As defined by the Plan, the Company provided a matching contribution for eligible Maxton division employees equal to 3% of each participant's contribution for 2000 and 1999.

The Plan also provides for discretionary Company contributions subject to the Board of Director's authorization to be allocated to an individual participant's account based on the proportion of the participant's compensation to the total compensation of all participants. The Board did not authorize any discretionary contributions in 2000 or 1999.

Plan Administration-

Marshall & Ilsley Trust Company (the "Trustee") is trustee and custodian of the Plan. The Plan is administered by the administrative committee which is appointed by the Board of Directors of the Company.

Participant Accounts-

Participants at all times have a fully vested interest in their individual, Company matching and discretionary contribution accounts. Distributions of participants' accounts are made in lump-sum amounts upon normal retirement from the Company, upon the death of the participant or upon termination of employment. Withdrawals for financial hardship can be made in accordance with certain governmental regulations.

Earnings on the investments of the Plan are allocated to the participants' accounts based on the proportion of the participant's account to the total of all participants' accounts at the end of each business day.

Investment Options-

Participants of the Plan may direct their contributions in ten percent increments into the following funds held by Marshall & Ilsley Trust Company (the "Trustee"). This election can be changed on any business day, but only once per calendar quarter.

M&I Stable Principal Fund-
  Amounts allocated to this fund are invested in the M&I Stable Principal Fund, a mutual fund whose objective is to maintain safety of principal while generating a level of current income generally exceeding that of a money market fund. The fund primarily invests in traditional and synthetic investment contracts issued by insurance companies or banks. Marshall Large-Cap Growth and Income Fund-
  Amounts allocated to this fund are invested in the Marshall Large-Cap Growth and Income Fund, a mutual fund with the goal of providing capital appreciation and income. The fund invests in a diversified portfolio of common stocks of large-sized companies whose market capitalizations exceed $10 billion and that have a history of stable earnings and/or growing dividends. Regal-Beloit Company Stock Fund-
  Amounts allocated to the Regal-Beloit Company Stock Fund are invested in the Regal-Beloit Corporation Master Trust, which invests solely in Regal-Beloit Corporation common stock. Investments in, sales of, and reinvestment in Company stock are made on the open market from the Company or its affiliates or in negotiated transactions with independent parties pursuant to the direction of the Plan administrator. Marshall Intermediate Bond Fund-
  Amounts allocated to this fund are invested in the Marshall Intermediate Bond Fund, a mutual fund with the goal of maximizing total return consistent with current income. The fund invests in intermediate-term investment grade bonds and notes including corporate, asset-backed, mortgage-backed and U.S. government securities. Fidelity Balanced Fund-
  Amounts allocated to this fund are invested in the Fidelity Balanced Fund, a mutual fund whose objective is to generate high income with preservation of capital. The fund invests in a broadly diversified portfolio of high yielding securities, including common and preferred stocks, and bonds. At least 25% of its assets will always be invested in fixed income securities. Strong Opportunity Fund-

  Amounts allocated to this fund are invested in the Strong Opportunity Fund, a mutual fund which seeks to provide capital growth. At least 70% of the fund's assets will always be invested in the common stocks of growth companies, generally described as small to medium-sized. Investments in the M&I Stable Principal Fund, Marshall Large-Cap Growth and Income Fund, Marshall Intermediate Bond Fund, Fidelity Balanced Fund and the Strong Opportunity Fund are effected in the open market or through collective investment funds of the Trustee.

Participant Loans-

The Plan permits a participant to borrow from their individual account an amount limited to 50% of their account balance up to a maximum of $50,000. Interest at prevailing market rates (ranging from 7.75% to 11.0% as of December 31, 2000) is charged on the loan, but is credited as income to the individual participant's account. Only one loan is allowed at any one time, and the maximum term is five years, unless the loan is used for the acquisition of the participant's primary residence, for which the term of the loan may be extended beyond the five year period.

Plan Termination-

The Company may terminate the Plan at any time. Distribution upon termination or complete discontinuance of contributions will be made in a manner selected by the Trustee. Presently, the Company has no intention to terminate the Plan.

 (2)   Significant Accounting Policies- Basis of Accounting-

The financial statements have been prepared on the accrual basis of accounting.

Use of Accounting Estimates-

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities at the date of the financial statements and reported amounts of investment income and expenses during the reporting periods. Actual results could differ from these estimates.

Net (Depreciation) Appreciation in Fair Value of Investments-

Net realized and unrealized (depreciation) appreciation is recorded in the accompanying statements of changes in net assets available for plan benefits as net (depreciation) appreciation in fair value of investments.

Administrative Expenses-

The Plan pays all administrative expenses.

 (3)   Investments- Investments are stated at fair market value as determined by the Trustee by reference to published market data. The M&I Stable Principal Fund primarily invests in guaranteed investment contracts which are fully benefit-responsive. Fully benefit responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. Under the terms of the investment contracts, the crediting interest rates are fixed for the life of the contracts or are reset at least quarterly. The aggregate average yield of the investment contracts for the years ended December 31, 2000 and 1999 were 6.36% and 5.99%, respectively. The crediting interest rate for the investment contracts as of December 31, 2000 and 1999 was 6.45% and 6.05%, respectively. There are no limitations or guarantees on the contracts.

The following presents investments that represent five percent or more of the Plan's net assets. All investments are participant directed.
	December 31,
	2000	1999
Regal-Beloit Company Stock Fund, Master Trust, 290,923 and 287,654 shares, respectively	$5,349,084	$6,230,849

Strong Opportunity Fund, 163,129 and 126,202 shares, respectively	6,908,534	5,639,988

M&I Stable Principal Fund, 5,265,335 and 5,206,817 shares, respectively	5,265,335	5,206,817

Marshall Large-Cap Growth and Income Fund, 226,604 and 195,235 shares, respectively	3,564,481	3,557,175

Fidelity Balanced Fund, 164,220 and 154,382 shares, respectively	2,494,498	2,371,301

During 2000 and 1999, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	2000	1999
Net (Depreciation) Appreciation in Fair Value of Investments-
Mutual Funds	$228,170	$2,276,688
Master Trust	(885,550)	(479,297)

Net (Depreciation) Appreciation in Fair Value of Investments	$(657,380)	$1,797,391

(4) Master Trust-

The Plan's investment in Company stock is commingled with the investment in Company stock of four other Company plans into the Regal-Beloit Corporation Master Trust (the "Master Trust"). Investments of the Master Trust are carried at current market value as determined by the Trustee through reference to published data. Fees and expenses relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's proportionate share of Master Trust assets. Earnings and market adjustments relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's specific share of Master Trust assets.

The assets of the Plan are commingled and are segregated in the accounts of the Master Trust. The market value of the assets held in the Master Trust as of December 31, 2000 and 1999 is as follows:
	2000	1999

Regal-Beloit Corporation Stock	$11,077,280	$13,009,033
Marshall Money Market Fund	139,921	115,702
Accrued Income	77,191	75,700
Pending Trades	-	92,205
Total Assets of the Master Trust	$11,294,392	$13,292,640
Allocations of assets of the Master Trust to participating plans as of December 31, 2000 and 1999 are as follows:
	2000		1999
	Amount	Percent	Amount	Percent
Regal-Beloit Corporation Personal Savings Plan	$5,349,084	47.36%	$6,230,849	46.87%
Regal-Beloit Corporation Profit Sharing Plan	4,628,023	40.98	5,788,543	43.55
Regal-Beloit Corporation Savings and Protection Plan	675,128	5.98	474,609	3.57
Marathon Electric Salaried Employees' 401(k) Savings Plan	510,127	4.52	649,478	4.89
Marathon Electric Hourly 401(k) Savings Plan	132,030	1.16	149,161	1.12
Total Assets of the Master Trust	$11,294,392	100.00%	$13,292,640	100.00%

Master Trust loss for the years ended December 31, 2000 and 1999 is as follows:
	2000	1999

Investment Income-
Interest and Dividend Income	$319,695	$320,905
Realized Loss, Net	(286,463)	(589,250)
Net Depreciation in Fair Value of Regal-Beloit Corporation Common Stock	(1,957,964)	(769,661)
Total Master Trust Loss	$(1,924,731)	$(1,038,006)

(5) Income Tax Status-

The Plan has received a favorable tax determination letter dated February 4, 1997, indicating that the Plan is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from Federal income taxes under Section 501(a) of the Code. There have been no Plan amendments adopted since the last tax determination letter. In the opinion of the Company's management, the Plan remains tax-exempt. (6) Related Party Transactions- Plan assets are invested in mutual funds of the Trustee. In addition, the Plan's Master Trust invests in securities of the Company. These transactions are not considered prohibited transactions by statutory exemption under ERISA regulations. (7) Reconciliation of Net Assets to Form 5500- The following table reconciles the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits to the Form 5500.
	As of December 31,
	2000	1999

Modified Cash Basis Form 5500	$25,511,303	$24,800,364
Contributions Receivable	81,361	55,371
Administrative Expenses	(3,100)	(3,100)
Accrual Basis Financial Statements	$25,589,564	$24,852,635

	For the Year Ended December 31,
	2000	1999

Contributions per Modified Cash Basis Form 5500	$2,265,414	$2,270,177
Changes in Contributions Receivable	25,990	25,779
Contributions per Financial Statements	$2,291,404	$2,295,956

Total Administrative Expenses per Modified Cash Basis Form 5500	$30,034	$102,126
Changes in Administrative Expenses Payable	-	-
Refund of Administrative Expenses per Financial Statements	-	(27,574)

Total Administrative Expenses per Financial Statements	$30,034	$74,552

Consent of Independent Public Accountants

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the previously filed Form S-8 Registration Statement of Regal-Beloit Corporation (File No. 1-7283).

/S/ ARTHUR ANDERSEN LLP
____________________________
ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
June 25, 2001

Schedule H, Line 4i--Schedule of Assets

(Held at End of Year)